Registration Statement No. 333-196387
Filed Pursuant to Rule 433
Subject to Completion, dated May 31, 2016
Pricing Supplement to the Prospectus dated June 27, 2014, the Prospectus Supplement dated June 27, 2014 and the Product Supplement dated October 1, 2015
Senior Medium-Term Notes, Series C
Contingent Risk Absolute Return Notes with Digital Upside due June 29, 2018
Each Linked to a Single Exchange Traded Fund

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This pricing supplement relates to two separate note offerings.  Each issue of the notes is linked to one, and only one, Underlying Asset named below.  You may participate in either offering or, at your election, in both of the offerings.  This pricing supplement does not, however, allow you to purchase a single note linked to a basket of the Underlying Assets.

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The notes are designed for investors who seek a fixed return if the share price of the applicable Underlying Asset increases over the term of the notes. In addition, if the applicable Final Level of the applicable Underlying Asset is less than its applicable Initial Level but is greater than or equal to its applicable Barrier Level, you will receive a positive return on your notes equal to the percentage by which that price declines up to the applicable Maximum Downside Redemption Amount (as defined below) per $1,000 in principal amount of the notes. If the Final Level is less than the Barrier Level, investors will lose 1% of their principal amount for each 1% decrease in the price of the applicable Underlying Asset from the Pricing Date to the Valuation Date.

•	An investor in the notes may lose all or a portion of their principal amount at maturity.

•	The notes will not bear interest. The notes will not be listed on any securities exchange.

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The offerings are expected to price on or about June 27, 2016, and the notes are expected to settle through the facilities of The Depository Trust Company on or about June 30, 2016.

•	The notes are scheduled to mature on or about June 29, 2018.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

Common Terms for Each of the Notes:

Pricing Date: On or about June 27, 2016	Valuation Date: On or about June 26, 2018
Settlement Date: On or about June 30, 2016	Maturity Date: On or about June 29, 2018

Specific Terms for Each of the Notes:
Underlying Asset	Ticker Symbol	Barrier Percentage	Barrier Level (% of the Initial Level)	Maximum Downside Redemption Amount	Digital Return	Initial Level	CUSIP	Principal Amount	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal
SPDR® S&P® Oil & Gas Exploration & Production ETF	XOP	-40%	60%	$1,400	18%		06367TGA2	US$●	100% US$ ●	0.80%	99.20% US$ ●
VanEck VectorsTM Gold Miners ETF	GDX	-40%	60%	$1,400	23%		06367TGB0	US$●	100% US$ ●	0.80%	99.20% US$ ●

(1)
Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions.  The public offering price for investors purchasing the notes in these accounts may be between $992 and $1,000 per $1,000 in principal amount.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and the “Risk Factors” section beginning on page S-1 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
On the date of this preliminary pricing supplement, the estimated initial value of the notes is $953.00 per $1,000 in principal amount as to the notes linked to XOP, and $952.40 per $1,000 in principal amount as to the notes linked to GDX based on the terms set forth above. The estimated initial value of the notes on the pricing date may differ from this value but will not be less than $935.00 per $1,000 in principal amount.  However, as discussed in more detail in this pricing supplement, the actual value of each of the notes at any time will reflect many factors and cannot be predicted with accuracy.
BMO CAPITAL MARKETS

Key Terms for Each of the Notes:

General:
This pricing supplement relates to two separate offerings of notes.  Each offering is a separate offering of notes linked to one, and only one, Underlying Asset.  If you wish to participate in both offerings, you must purchase each of the notes separately.  The notes offered by this pricing supplement do not represent notes linked to a basket of the Underlying Assets.

Payment at Maturity:
If the Percentage Change is positive, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + [Principal Amount × Digital Return]

If the Percentage Change is less than or equal to zero, but is not less than the Barrier Percentage, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + [Principal Amount × (-1 × Percentage Change)]

In this case, subject to our credit risk, investors will receive a positive return on the notes up to the Maximum Downside Redemption Amount (as defined below), even though the price of the Underlying Asset has declined since the Pricing Date.

If the Percentage Change is less than the Barrier Percentage, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + (Principal Amount × Percentage Change)

In this case, investors will lose all or a portion of the principal amount of the notes.

Initial Level:	The closing price of one share of the applicable Underlying Asset on the pricing date. The Initial Level for each of the notes will be set forth in the final pricing supplement for the notes.

Final Level:	The closing price of one share of the applicable Underlying Asset on the valuation date.

Percentage Change:	Final Level – Initial Level, expressed as a percentage Initial Level

Barrier Percentage:	-40%. Whether the Percentage Change is less than the Barrier Percentage will only be determined on the valuation date.

Barrier Level:	60% of the Initial Level.

Maximum Downside Redemption Amount:	$1,400

Pricing Date:	On or about June 27, 2016

Settlement Date:	On or about June 30, 2016, as determined on the pricing date.

Valuation Date:	On or about June 26, 2018, as determined on the pricing date.

Maturity Date:	On or about June 29, 2018, as determined on the pricing date.

Automatic Redemption:	Not applicable.

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

Key Terms of the Notes Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF:

Underlying Asset:
SPDR® S&P® Oil & Gas Exploration & Production ETF (NYSE Arca symbol: XOP).  See the section below entitled “The Underlying Assets— SPDR® S&P® Oil & Gas Exploration & Production ETF” for additional information about this Underlying Asset.

Digital Return:	18%

Barrier Level:	$__________, which is 60% of the Initial Level (rounded to two decimal places)

Maximum Downside Redemption Amount:	$1,400

CUSIP:	06367TGA2

Key Terms of the Notes Linked to the VanEck VectorsTM Gold Miners ETF:

Underlying Asset:
VanEck VectorsTM Gold Miners ETF (NYSE Arca symbol: GDX).  See the section below entitled “The Underlying Assets— VanEck VectorsTM Gold Miners ETF” for additional information about this Underlying Asset.

Digital Return:	23%

Barrier Level:	$__________, which is 60% of the Initial Level (rounded to two decimal places)

Maximum Downside Redemption Amount:	$1,400

CUSIP:	06367TGB0

The Pricing Date, Settlement Date, Valuation Date and Maturity Date for each of the notes are subject to change. The actual Initial Level, Pricing Date, Settlement Date, Valuation Date and Maturity Date for each of the notes will be set forth in the final pricing supplement.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated October 1, 2015, the prospectus supplement dated June 27, 2014 and the prospectus dated June 27, 2014.  This pricing supplement, together with the documents listed below, contains the terms of each of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated October 1, 2015:
http://www.sec.gov/Archives/edgar/data/927971/000121465915006903/c101151424b5.htm

•	Prospectus supplement dated June 27, 2014:
http://www.sec.gov/Archives/edgar/data/927971/000119312514254915/d750935d424b5.htm

•	Prospectus dated June 27, 2014:
http://www.sec.gov/Archives/edgar/data/927971/000119312514254905/d749601d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

We have filed a registration statement (including a prospectus) with the SEC for the offerings to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents that we have filed with the SEC for more complete information about us and these offerings.  You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov. Alternatively, we will arrange to send to you the prospectus (as supplemented by the prospectus supplement and product supplement) if you request it by calling our agent toll-free at 1-877-369-5412.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the applicable Underlying Asset.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

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Your investment in the notes may result in a loss. — You may lose some or all of your investment in the notes. The payment at maturity will be based on the applicable Final Level.  If the applicable Percentage Change is less than the applicable Barrier Percentage, you will lose 1% of the principal amount for each 1% decrease in the price of the applicable Underlying Asset. Accordingly, you could lose some or all of the principal amount of your notes.

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If the value of the applicable Underlying Asset increases, your return on the notes is limited to the applicable Digital Return, regardless of any appreciation in the level of the applicable Underlying Asset. — Even if the value of the applicable Underlying Asset increases, the return on your notes will not be greater than the applicable Digital Return. This will be the case even if the applicable Percentage Change exceeds the applicable Digital Return.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Underlying Assets or securities held by the Underlying Assets on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the prices of the Underlying Assets and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Assets. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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Our initial estimated value of the notes will be lower than the price to public. — Our initial estimated value of each of the notes is only an estimate, and is based on a number of factors.  The price to public of each of the notes will exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value.  These costs include the underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations.  The initial estimated value of each of the notes may be as low as the applicable amount indicated on the cover page of this pricing supplement.

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Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of each of the notes as of the date of this preliminary pricing supplement is, and our estimated value as determined on the Pricing Date will be, derived using our internal pricing models.  This value is based on market conditions and other relevant factors, which include volatility of the applicable Underlying Asset, dividend rates and interest rates.  Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value.  In addition, market conditions and other relevant factors after the Pricing Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect.  After the Pricing Date, the value of each of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement.  The value of each of the notes after the Pricing Date is not expected to correlate with one another.  These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions.  Our initial estimated values do not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

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The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt.  As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

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Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public.  This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the agent’s commission and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements.  In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.  As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public.  Any sale that you make prior to the Maturity Date could result in a substantial loss to you.

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Owning the notes is not the same as owning shares of the applicable Underlying Asset or a security directly linked to the applicable Underlying Asset. — The return on your notes will not reflect the return you would realize if you actually owned shares of the applicable Underlying Asset or a security directly linked to the performance of the applicable Underlying Asset and held that investment for a similar period.  Your notes may trade quite differently from the applicable Underlying Asset.  Changes in the price of the applicable Underlying Asset may not result in comparable changes in the market value of your notes.  Even if the price of the applicable Underlying Asset increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the price of the applicable Underlying Asset increases. In addition, any dividends or other distributions paid on the applicable Underlying Asset will not be reflected in the amount payable on the notes. The return on each of the notes may be less than the return on an investment in the applicable Underlying Asset.

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You will not have any shareholder rights and will have no right to receive any shares of the applicable Underlying Asset at maturity. — Investing in your notes will not make you a holder of any shares of the applicable Underlying Asset or any securities held by the applicable Underlying Asset.  Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, or any other rights with respect to the applicable Underlying Asset or such other securities.

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Changes that affect the applicable Underlying Index will affect the market value of the notes and the amount you will receive at maturity. — The policies of the applicable index sponsor, S&P Dow Jones Indices LLC (“S&P”) for the Underlying Index of the SPDR® S&P® Oil & Gas Exploration & Production ETF, and NYSE Arca for the Underlying Index of the VanEck VectorsTM Gold Miners ETF, concerning the calculation of the applicable Underlying Index, additions, deletions or substitutions of the components of the applicable Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the applicable Underlying Index and, therefore, could affect the share price of the applicable Underlying Asset, the amount payable on the notes at maturity, and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if the applicable index sponsor changes these policies, for example, by changing the manner in which it calculates the applicable Underlying Index, or if the applicable index sponsor discontinues or suspends the calculation or publication of the applicable Underlying Index.

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We have no affiliation with the index sponsor of the applicable Underlying Index and will not be responsible for its actions. — The sponsor of the applicable Underlying Index is not our affiliate and will not be involved in the offerings of the notes in any way. Consequently, we have no control over the actions of the index sponsor of the applicable Underlying Index, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity.  The index sponsors have no obligation of any sort with respect to the notes. Thus, the applicable index sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes. None of our proceeds from the issuance of the notes will be delivered to the index sponsor of the applicable Underlying Index.

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Adjustments to the applicable Underlying Asset could adversely affect the notes. — The sponsor and advisor of the applicable Underlying Asset (which is Van Eck Associates Corporation (“Van Eck”) for the VanEck VectorsTM Gold Miners ETF and SSgA Funds Management, Inc. (“SSFM”) for the SPDR® S&P® Oil & Gas Exploration & Production ETF) is responsible for calculating and maintaining the applicable Underlying Asset. The sponsor and advisor of the applicable Underlying Asset can add, delete or substitute the stocks held by the applicable Underlying Asset or make other methodological changes that could change the share price of the applicable Underlying Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the applicable notes.

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We and our affiliates do not have any affiliation with the applicable investment advisor of the applicable Underlying Asset and are not responsible for its public disclosure of information. — The investment advisor of the applicable Underlying Asset advises the applicable Underlying Asset on various matters including matters relating to the policies, maintenance and calculation of the applicable Underlying Asset. We and our affiliates are not affiliated with the applicable investment advisor in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the applicable Underlying Asset. The applicable investment advisor is not involved in the offerings of the notes in any way and has no obligation to consider your interests as an owner of the notes in taking any actions relating to the applicable Underlying Asset that might affect the value of the notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the applicable investment advisor or the applicable Underlying Asset contained in any public disclosure of information. You, as an investor in the notes, should make your own investigation into the applicable Underlying Asset.

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The correlation between the performance of the applicable Underlying Asset and the performance of the applicable Underlying Index may be imperfect. — The performance of the applicable Underlying Asset is linked principally to the performance of the applicable Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the applicable Underlying Asset may correlate imperfectly with the return on the applicable Underlying Index.

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The applicable Underlying Asset is subject to management risks. — The applicable Underlying Asset is subject to management risk, which is the risk that the applicable investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the applicable investment advisor may invest a portion of the applicable Underlying Asset’s assets in securities not included in the relevant industry or sector but which the applicable investment advisor believes will help the applicable Underlying Asset track the relevant industry or sector.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

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Hedging and trading activities.  — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling shares of an Underlying Asset or securities held by the applicable Underlying Asset, or futures or options relating to the applicable Underlying Asset, or other derivative instruments with returns linked or related to changes in the performance of the applicable Underlying Asset.  We or our affiliates may also engage in trading of shares of the applicable Underlying Asset or securities held by the applicable Underlying Asset from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

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Many economic and market factors will influence the value of the notes. — In addition to the price of the applicable Underlying Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

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You must rely on your own evaluation of the merits of an investment linked to the applicable Underlying Asset. —   In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the price of the applicable Underlying Asset or the prices of the securities held by the applicable Underlying Asset.  One or more of our affiliates have published, and in the future may publish, research reports that express views on the applicable Underlying Asset or these securities.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to the applicable Underlying Asset at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning the applicable Underlying Asset from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

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Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of each of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of each of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled "U.S. Federal Tax Information" in this pricing supplement, the section entitled "Supplemental Tax Considerations-Supplemental U.S. Federal Income Tax Considerations" in the accompanying product supplement, the section "United States Federal Income Taxation" in the accompanying prospectus and the section entitled "Certain Income Tax Consequences" in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Additional Risks Relating to the Notes Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF

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The stocks included in the Underlying Index of SPDR® S&P® Oil & Gas Exploration & Production ETF are concentrated in one sector. — All of the stocks included in the applicable Underlying Index are issued by companies in the oil and gas exploration and production sector. As a result, the stocks that will determine the performance of the applicable Underlying Index, which the applicable Underlying Asset seeks to replicate, are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks comprising the applicable Underlying Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the oil and gas exploration and production sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

The issuers of the stocks held by the applicable Underlying Asset and included in the applicable Underlying Index develop and produce, among other things, crude oil and natural gas, and provide, among other things, drilling services and other services related to oil and gas production and distribution. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for oil and gas products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in this sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for oil and gas products and services in general, as well as negative developments in these other areas, would adversely impact the value of the stocks held by the applicable Underlying Asset and included in the applicable Underlying Index, the market price of the applicable Underlying Asset, and the value of the notes.

Additional Risks Relating to the Notes Linked to the VanEck VectorsTM Gold Miners ETF

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The holdings of the VanEck VectorsTM Gold Miners ETF are concentrated in the gold and silver mining industries. — All or substantially all of the equity securities held by the applicable Underlying Asset are issued by gold or silver mining companies. An investment in the notes linked to the applicable Underlying Asset will be concentrated in the gold and silver mining industries.  As a result of being linked to a single industry or sector, the notes may have increased volatility as the share price of the applicable Underlying Asset may be more susceptible to adverse factors that affect that industry or sector. Competitive pressures may have a significant effect on the financial condition of companies in these industries.

In addition, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.

Relationship to gold and silver bullion. — The applicable Underlying Asset invests in shares of gold and silver mining companies, but not in gold bullion or silver bullion. The applicable Underlying Asset may under- or over-perform gold bullion and/or silver bullion over the term of the notes.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on a $1,000 investment in the notes.  The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000.  The hypothetical total returns set forth below are based on a hypothetical Initial Level of $100, a Barrier Percentage of -40% (60% of the hypothetical Initial Level), and a hypothetical Digital Return of 18%.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes.  The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Percentage Change	Return on the Notes	Payment at Maturity
$0.00	-100.00%	-100.00%	$0.00
$10.00	-90.00%	-90.00%	$100.00
$20.00	-80.00%	-80.00%	$200.00
$30.00	-70.00%	-70.00%	$300.00
$40.00	-60.00%	-60.00%	$400.00
$50.00	-50.00%	-50.00%	$500.00
$60.00	-40.00%	40.00%	$1,400.00
$70.00	-30.00%	30.00%	$1,300.00
$80.00	-20.00%	20.00%	$1,200.00
$90.00	-10.00%	10.00%	$1,100.00
$100.00	0.00%	0.00%	$1,000.00
$110.00	10.00%	18.00%	$1,180.00
$118.00	18.00%	18.00%	$1,180.00
$120.00	20.00%	18.00%	$1,180.00
$130.00	30.00%	18.00%	$1,180.00
$140.00	40.00%	18.00%	$1,180.00
$150.00	50.00%	18.00%	$1,180.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The price of the Underlying Asset decreases from the hypothetical Initial Level of $100 to a hypothetical Final Level of $50 representing a Percentage Change of -50%.  Because the Percentage Change is less than the Barrier Percentage, the investor receives a payment at maturity of $500 per $1,000 in principal amount of the notes, calculated as follows:

Principal Amount + (Principal Amount × Percentage Change) = Payment at Maturity

$1,000 + ($1,000 × -50%) = $500.00

Example 2: The price of the Underlying Asset decreases from the hypothetical Initial Level of $100 to a hypothetical Final Level of $90, representing a Percentage Change of -10%.  Because the Percentage Change is less than zero but is not less than the Barrier Percentage, the investor receives a payment at maturity of $1,100 per $1,000 in principal amount of the notes, calculated as follows:

Principal Amount + [Principal Amount × (-1 × Percentage Change)] = Payment at Maturity

$1,000 + [$1,000 × (-1 × -10%)] = $1,100

Example 3: The price of the Underlying Asset increases from the hypothetical Initial Level of $100 to a hypothetical Final Level of $110, representing a Percentage Change of 10%. Because the Percentage Change is positive, the investor receives a payment at maturity of $1,180.00 per $1,000 in principal amount of the notes.  In this case, the return on the notes is greater than the Percentage Change.

Example 4: The price of the Underlying Asset increases from the hypothetical Initial Level of $100 to a hypothetical Final Level of $130, representing a Percentage Change of 30%. Because the Percentage Change is positive, the investor receives a payment at maturity of $1,180.00 per $1,000 in principal amount of the notes.  In this case, the return on the notes is less than the Percentage Change.

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Recently finalized Treasury regulations provide that withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes issued before January 1, 2017.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or each additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will receive a commission from BMOCM, which will not exceed the commission set forth on the cover page. This commission includes a selling concession of up to 1.6% of the principal amount that we or one of our affiliates will pay to one or more dealers in connection with the distribution of the notes.

Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions.  The public offering price for investors purchasing the notes in these accounts may be less than 100% of the principal amount, as set forth on the cover page of this document.  Investors that hold their notes in these accounts may be charged fees by the investment advisor or manager of that account based on the amount of assets held in those accounts, including the notes.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the applicable Underlying Asset or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use the final pricing supplement relating to the notes in the initial sale of the notes.  In addition, BMOCM or another of our affiliates may use the final pricing supplement in market-making transactions in any notes after their initial sale.  Unless BMOCM or we inform you otherwise in the confirmation of sale, the final pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our applicable estimated value of the notes that would otherwise be determined at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the underwriting discount and selling concessions paid in connection with this offering.  The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of each of the notes on the date of this preliminary pricing supplement, and that will be set forth on the cover page of the final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The value of these derivative transactions are derived from our internal pricing models.  These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors.  As a result, the estimated initial value of each of the notes on the Pricing Date will be determined based on market conditions at that time.

The Underlying Assets

We have derived the following information regarding each of the applicable Underlying Assets from publicly available documents. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with any of the Underlying Assets and the Underlying Assets will have no obligations with respect to the applicable notes. This pricing supplement relates only to the applicable notes and does not relate to the shares of any of the Underlying Assets or to the securities in any of the Underlying Indices. Neither we nor BMOCM participates in the preparation of the publicly available documents described below. Neither we nor BMOCM has made any due diligence inquiry with respect to any of the Underlying Assets in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading prices of the shares of any of the Underlying Assets have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning any of the Underlying Assets could affect the value of the shares of the applicable Underlying Asset and therefore could affect the Payment at Maturity.

The selection of the applicable Underlying Asset relating to any of the notes is not a recommendation to buy or sell the shares of the applicable Underlying Asset. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of any of the Underlying Assets. Information provided to or filed with the SEC under the Securities Exchange Act of 1934 and the Investment Company Act of 1940 relating to each Underlying Asset may be obtained through the SEC’s website at http://www.sec.gov.

SPDR® S&P® Oil & Gas Exploration & Production ETF

In this section, Underlying Asset Issuer refers to the SPDR® S&P® Oil & Gas Exploration & Production ETF (the “XOP”), Underlying Asset refers to the shares of the XOP, and Underlying Index refers to the S&P® Oil & Gas Exploration & Production Select Industry® Index.

The Underlying Asset is an investment portfolio maintained and managed by SSFM. The Underlying Asset trades on the NYSE Arca under the ticker symbol “XOP.” The inception date of the Underlying Asset is June 19, 2006. Prior to January 8, 2007, the Underlying Asset was known as the SPDR® Oil & Gas Exploration & Production ETF.

Information provided to or filed with the SEC by the SPDR® Series Trust (“SPDR”) under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 1064642 through the SEC’s website at http://www.sec.gov. Additional information about SSFM and the Underlying Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not made any independent investigation as to the accuracy or completeness of such information.

The Underlying Asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index represents the oil and gas exploration and production sub-industry portion of the S&P Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The Underlying Asset is composed of companies that are in the oil and gas sector exploration and production.

The Underlying Asset utilizes a “replication” investment approach in attempting to track the performance of the Underlying Index. The Underlying Asset typically invests in substantially all of the securities which comprise the Underlying Index in approximately the same proportions as the Underlying Index. The Underlying Asset will normally invest at least 80% of its total assets in common stocks that comprise the Underlying Index.

The information above was compiled from the SPDR® website. We have not independently investigated the accuracy of that information.  Information contained in the SPDR® website is not incorporated by reference in, and should not be considered a part of, this document.

The Underlying Index: S&P® Oil & Gas Exploration & Production Select Industry® Index

We have derived all information contained in this document regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P.

The Underlying Index is an equal-weighted index that is designed to measure the performance of the oil and gas exploration and production sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the Underlying Index is a constituent company within the oil and gas exploration and production sub-industry portion of the S&P TMI.

To be eligible for inclusion in the Underlying Index, companies must be in the S&P TMI and must be included in the relevant Global Industry Classification Standard (GICS) sub-industry.  The GICS was developed to establish a global standard for categorizing companies into sectors and industries.  In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

•	float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

•	float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the Underlying Index. The total number of companies in the Underlying Index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the Underlying Index as of each rebalancing effective date.

Eligibility factors include:

•
Market Capitalization:  Float-adjusted market capitalization should be at least US$400 million for inclusion in the Underlying Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the Underlying Index at each rebalancing.

•
Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the Underlying Index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the Underlying Index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the Underlying Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the Underlying Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

•
Takeover Restrictions:  At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the Underlying Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the Underlying Index.

Turnover:  S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the Underlying Index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the Underlying Index will not be deleted unless ongoing conditions warrant a change in the composition of the Underlying Index.

VanEck VectorsTM Gold Miners ETF

In this section, Underlying Asset Issuer refers to the VanEck VectorsTM Gold Miners ETF (the “GDX”), Underlying Asset refers to the shares of the GDX, and the Underlying Index refers to the NYSE Arca Gold Miners Index.

The Underlying Asset is an investment portfolio maintained, managed and advised by Van Eck. The Market Vectors® ETF Trust is a registered open-end investment company that consists of numerous separate investment portfolios, including the Underlying Asset.

The Underlying Asset is an exchange traded fund that trades on NYSE Arca under the ticker symbol “GDX.”

The Underlying Asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index was developed by the NYSE Amex and is calculated, maintained and published by NYSE Arca. The Underlying Index is a modified market capitalization-weighted index comprised of publicly traded companies involved primarily in mining for gold or silver.

The Underlying Asset utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Underlying Index. The Underlying Asset will invest in all of the securities which comprise the Underlying Index. The Underlying Asset will normally invest at least 95% of its total assets in common stocks that comprise the Underlying Index.

The notes are not sponsored, endorsed, sold or promoted by Van Eck. Van Eck makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The Underlying Index

We have derived all information contained in this pricing supplement regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information and information supplied by NYSE Arca. Such information reflects the policies of, and is subject to change by, NYSE Arca. The Underlying Index was developed by the NYSE Amex (formerly the American Stock Exchange) and is calculated, maintained and published by the NYSE Arca. The NYSE Arca has no obligation to continue to publish, and may discontinue the publication of, the Underlying Index.

The Underlying Index includes common stocks, ADRs and GDRs of selected companies that are involved primarily in mining for gold or silver and that are listed for trading and electronically quoted on a major stock market that is accessible by foreign investors.  Generally, this will include exchanges in most developed markets and major emerging markets, and will include companies that are cross-listed, e.g., both U.S. and Canadian listings. NYSE Arca will use its discretion to avoid exchanges and markets that are considered “frontier” in nature or have major restrictions to foreign ownership. The Underlying Index includes companies that derive at least 50% of their revenues from gold mining and related activities (40% for companies that were included in the Underlying Index prior to September 23, 2013).  Also, the Underlying Index maintains exposure to companies with a significant revenue exposure to silver mining in addition to gold mining, which will not exceed 20% of the Underlying Index weight at each rebalance.

Only companies with market capitalizations greater than $750 million that have an average daily volume of at least 50,000 shares over the past three months and an average daily value traded of at least $1 million over the past three months are eligible for inclusion in the Underlying Index. Starting in December 2013, for companies that were included in the Underlying Index prior to September 23, 2013, the market capitalization requirement at each rebalance became $450 million, the average daily volume requirement will be at least 30,000 shares over the past three months and the average daily value traded requirement will be at least $600,000 over the past three months. NYSE Arca has the discretion to not include all companies that meet the minimum criteria for inclusion. The Underlying Index’s benchmark value was 500.00 at the close of trading on December 20, 2002.

Calculation of the Underlying Index. The Underlying Index is calculated by NYSE Arca on a price return basis. The calculation is based on the current modified market capitalization divided by a divisor. The divisor was determined on the initial capitalization base of the Underlying Index and the base level and may be adjusted as a result of corporate actions and composition changes, as described below.

Index Maintenance.  The Underlying Index is reviewed quarterly to ensure that at least 90% of the index weight is accounted for by index components that continue to meet the initial eligibility requirements. NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the Underlying Index. Components will be removed from the Underlying Index during the quarterly review if (1) the market capitalization falls below $450 million, or (2) the traded average daily shares for the previous three months is lower than 30,000 shares and the traded average daily value for the previous three months is less than $600,000.

At the time of the quarterly rebalance, the component security quantities will be modified to conform to the following asset diversification requirements:

(1)	the weight of any single component security may not account for more than 20% of the total value of the Underlying Index;

(2)
the component securities are split into two subgroups–large and small, which are ranked by market capitalization weight in the Underlying Index. Large securities are defined as having a starting index weight greater than or equal to 5%. Small securities are defined as having a starting index weight below 5%; and

(3)
the final aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Underlying Index may not account for more than 45% of the total index value.

The weights of the components securities (taking into account expected component changes and share adjustments) are modified in accordance with the Underlying Index’s diversification rules.

Changes to the index composition and/or the component security weights in the Underlying Index are determined and announced prior to taking effect, which typically occurs after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance. The share quantities of each component security in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share quantities used in the index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share quantity of the surviving entity may be adjusted to account for any stock issued in the acquisition.  NYSE Arca may substitute securities or change the number of securities included in the Underlying Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share quantity changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component security of the Underlying Index, the index divisor may be adjusted to ensure that there are no changes to the index level as a result of nonmarket forces.

Historical Information of the Underlying Assets

The following tables set forth the high and low closing prices for each Underlying Asset from the first quarter of 2008 through May 27, 2016.

The historical prices of the Underlying Assets are provided for informational purposes only. You should not take the historical prices of the applicable Underlying Asset as an indication of its future performance, which may be better or worse than the prices set forth below.

Closing Prices of the SPDR® S&P® Oil & Gas Exploration & Production ETF

		High (in $)	Low (in $)
2008	First Quarter	55.83	44.79
	Second Quarter	71.31	54.44
	Third Quarter	70.93	42.68
	Fourth Quarter	43.38	22.97

2009	First Quarter	33.48	23.41
	Second Quarter	38.25	27.54
	Third Quarter	39.61	28.51
	Fourth Quarter	43.36	36.91

2010	First Quarter	44.07	39.22
	Second Quarter	45.82	38.57
	Third Quarter	42.85	38.05
	Fourth Quarter	52.71	42.18

2011	First Quarter	64.50	52.75
	Second Quarter	64.97	54.71
	Third Quarter	65.24	42.80
	Fourth Quarter	57.56	39.99

2012	First Quarter	61.34	52.67
	Second Quarter	57.85	45.20
	Third Quarter	59.35	48.73
	Fourth Quarter	57.38	50.69

2013	First Quarter	62.10	55.10
	Second Quarter	62.61	54.71
	Third Quarter	66.47	58.62
	Fourth Quarter	72.74	65.02

2014	First Quarter	71.83	64.04
	Second Quarter	83.45	71.19
	Third Quarter	82.08	68.83
	Fourth Quarter	66.84	42.75

2015	First Quarter	53.94	42.55
	Second Quarter	55.63	46.43
	Third Quarter	45.22	31.71
	Fourth Quarter	40.53	28.64

2016	First Quarter	30.96	23.60
	Second Quarter (through May 27, 2016)	36.96	29.23

Closing Prices of the VanEck VectorsTM Gold Miners ETF

		High (in $)	Low (in $)
2008	First Quarter	56.29	46.50
	Second Quarter	51.40	42.38
	Third Quarter	50.84	27.95
	Fourth Quarter	33.96	16.38

2009	First Quarter	38.57	28.20
	Second Quarter	44.55	30.95
	Third Quarter	48.00	35.14
	Fourth Quarter	54.78	41.87

2010	First Quarter	50.17	40.22
	Second Quarter	54.07	46.36
	Third Quarter	56.66	47.09
	Fourth Quarter	63.80	54.28

2011	First Quarter	60.79	53.12
	Second Quarter	63.95	51.80
	Third Quarter	66.69	53.75
	Fourth Quarter	63.32	50.07

2012	First Quarter	57.47	48.75
	Second Quarter	50.37	39.34
	Third Quarter	54.81	40.70
	Fourth Quarter	54.25	44.85

2013	First Quarter	47.09	35.91
	Second Quarter	37.45	22.22
	Third Quarter	30.43	22.90
	Fourth Quarter	26.52	20.39

2014	First Quarter	27.73	21.27
	Second Quarter	26.45	22.04
	Third Quarter	27.46	21.35
	Fourth Quarter	21.94	16.59

2015	First Quarter	22.94	17.67
	Second Quarter	20.82	17.76
	Third Quarter	17.85	13.04
	Fourth Quarter	16.90	13.08

2016	First Quarter	20.86	12.47
	Second Quarter (through May 27, 2016)	25.83	19.53